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S] 19003222)N

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SEC FILE NUMBER
8-14903

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Relevant Wealth Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Belvedere Place, Suite 350
(No. and Street)

Mill Valley	California	94941
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT REGARDING THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BPM LLP
(Name - *if individual, state last, first, middle name*)

600 California Street, Suite 600	San Francisco	California	94108
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 27 2019
Washington DC
413

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

yw

OATH OR AFFIRMATION

I, Bruce J. Raabe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Relevant Wealth Advisors, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

State of California
County of Marin

President
Title

Subscribed and sworn (or affirmed) before me on this ___ day of February 2018, by Bruce J. Raabe, proved to me based on satisfactory evidence to be the person who appeared before me.

See attached
Certificate of Acknowledgment

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

California Jurat Certificate

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Marin } s.s.

Subscribed and sworn to (or affirmed) before me on this 26th day of February, (Month)

2019, by Bruce J. Raabe and (Name of Signer (1))

____________________, proved to me on the basis of (Name of Signer (2))

satisfactory evidence to be the person(s) who appeared before me.

[signature]
Signature of Notary Public

Jeremy Frech
For other required information (Notary Name, Commission No. etc.)

JEREMY FRECH
Notary Public - California
Marin County
Commission # 2247040
My Comm. Expires Jun 21, 2022

Seal

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The certificate is attached to a document titled/for the purpose of

containing ______ pages, and dated __________

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:

Page # ____ Entry # ____

Notary contact: __________

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: ______

Relevant Wealth Advisors, LLC

Contents

BPM

600 California Street, Suite 600, San Francisco, CA 94108
Phone (415) 421-5757 **Fax** (415) 288-6288 **Email** bpm@bpmcpa.com **Web** bpmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Relevant Wealth Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Relevant Wealth Advisors, LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

BPM LLP

BPM LLP
We have served as the Company's auditor since 2014
San Francisco, California
February 26, 2019

Relevant Wealth Advisors, LLC

Statement of Financial Condition

December 31, 2018

Cash and cash equivalents	$	115,276
Accounts receivable		920,432
Furniture and equipment, net		16,764
Other assets		86,737
Total assets	$	1,139,209

Liabilities and Member's Capital

Liabilities:		
Accounts payable and accrued expenses	$	107,672
Commitments and contingencies (Note 6)		
Member's capital		1,031,537
Total liabilities and member's capital	$	1,139,209

The accompanying notes are an integral part of these financial statements.

Relevant Wealth Advisors, LLC

Notes to Financial Statement

December 31, 2018

---

1. Organization and Nature of Business

Relevant Wealth Advisors, LLC (the "Company"), a San Francisco Bay Area wealth management firm, was initially formed in 1969 under the name of Collins & Co. On July 7, 1999, the Company began operating under the name of Collins & Company, LLC. Effective March 7, 2006, the New York Stock Exchange Group acquired the Company's membership, and the Company ceased operating as a New York Stock Exchange member organization. The Company changed its name from Collins & Company, LLC to Relevant Wealth Advisors, LLC on April 7, 2014.

The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. In addition, as an introducing broker, it forwards retail customer transactions to a clearing member on a fully disclosed basis. The Company also conducts an investment advisory service and an investment management service for its customers. The Company is a registered advisor in accordance with the Investment Advisors Act of 1940.

In accordance with the Company's operating agreement, the Company will continue in existence until the first of the following occurs: December 31, 2050; Vote of the member to dissolve the Company; Sale or other disposition of all or substantially all of the assets and properties of the Company and distribution to the member of the proceeds of the sale or other disposition; or Death, withdrawal, expulsion, bankruptcy, or dissolution of the member.

The Company does not hold customer funds or safe keep customer securities and is therefore exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3 under the provisions provided for in subparagraph (2)(ii).

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Company have been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Cash and Cash Equivalents

Cash includes demand deposit accounts and money market investments, which have maturities of three months or less and are considered cash equivalents for purposes of reporting cash flows.

Accounts Receivable

Accounts receivable consist primarily of revenues generated through management fees. No allowance was deemed necessary as of December 31, 2018 and the Company did not record any write-offs during the year ended December 31, 2018.

Continued

2. **Summary of Significant Accounting Policies**, continued

Furniture and Equipment

Depreciation of furniture and equipment is provided on straight-line basis over estimated useful lives of three to seven years. The Company establishes $5,000 as the threshold amount for capitalization of tangible property. Any items costing below this amount are expensed. Depreciation of leasehold improvements is provided on a straight-line basis over the shorter of their estimated useful lives of 5 years or the term of the lease.

Income Taxes

The Company is a limited liability company. As such, income or loss of the Company, in general, is allocated to the sole member for inclusion in their personal income tax return. Accordingly, the Company has not provided for federal, state, or local income taxes.

On January 2, 2018, with an effective date of December 31, 2017, the Internal Revenue Service ("IRS") issued final regulations affecting partnerships (and entities taxed as partnerships) that are intended to streamline the tax examination process and allow the IRS to collect any underpayments of tax from the partnership rather than the individual partners. Under the new process, the IRS will examine partnership items in a prior year under examination and any tax adjustments will be taken into account at the partnership level in the current year when the examination is complete. The partnership will pay the tax, interest, and penalties on underpayments using the highest statutory corporate or individual rate, which can be reduced under certain circumstances. The final regulations provide that partnerships can elect out of the new tax examination process if eligible. Management does not believe these changes have an effect on the Company's financial statements at and for the year ended December 31, 2018.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues at the date of the financial statements and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, *Credit Losses*, which will change the impairment model for most financial assets and require additional disclosures. The amended guidance requires financial assets that are measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets.

The amended guidance also requires management to consider historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount in estimating credit losses. ASU 2016-13 is effective commencing in the first quarter of fiscal 2019 and will be applied through a cumulative-effect adjustment to retained earnings at the beginning of the year of adoption. The Company is currently evaluating the impact of the adoption of this standard on its financial statements.

Continued

2. Summary of Significant Accounting Policies, continued

Recent Accounting Pronouncements, continued

In February 2018, the FASB issued ASU 2018-02, *Leases*. The objective of the update is to increase transparency and comparability among organizations by recognizing lease assets and liabilities on the balance sheet for leases with a lease term of more than 12 months. In addition, the update will require additional disclosures regarding key information about leasing arrangements. Under existing guidance, operating leases are not recorded as lease assets and lease liabilities on the balance sheet. The ASU will be effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this accounting guidance on its financial statements.

3. Member's Capital

The Company is a limited liability company and, as such, no member shall have any personal liability to the Company, any other member or to any creditor of the Company for the debts of the Company beyond the amount contributed by the member of the Company.

The net income or losses of the Company are allocated to the member. For the year ended December 31, 2018, distributions from the Company were made in accordance with the Amended Limited Liability Company Agreement dated December 31, 2010.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"), which, among other items, requires the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital, both as defined by the Rule, of 15 to 1. The Rule also restricts the timing and amounts of capital withdrawals or dividends paid. At December 31, 2018, the Company had net regulatory capital of $961,279, which was $954,101 in excess of its minimum required net capital of $7,178. The Company's ratio of aggregate indebtedness to net capital was 11% as of December 31, 2018.

5. Furniture and Equipment

As of December 31, 2018, furniture and equipment consisted of the following:

Furniture and equipment	$	103,840
Less accumulated depreciation		(87,076)
Total furniture and equipment, net	$	16,764

6. Commitments and Contingencies

The Company has a lease arrangement for office space under a non-cancelable operating lease agreement through January 31, 2019. On June 25, 2018, the lease agreement was extended through January 31, 2024 effective February 1, 2019. Rent increases are based on amounts stated in the Lease for a 60-month term.

Continued

6. **Commitments and Contingencies**, continued

Minimum future rental payments as of December 31, 2018, are as follows:

Lease Commitments		
2019	$	108,289
2020		152,784
2021		157,368
2022		162,089
2023		166,951
2024		13,946
Total minimum future rental payments	$	761,427

7. **Concentration of Credit Risk**

Cash Held in Bank

The Company maintains a demand deposit with a commercial bank. During the normal course of business, the Company maintains cash balances that may exceed the Federal Deposit Insurance Corporation ("FDIC") limits. The Company has not experienced any losses on these deposits.

The Company also maintains a money market account with a clearing firm who is a member of the Financial Industry Regulatory Authority. The money market account is considered to be a security and as such is insured for losses due to theft or fraud by the Securities Investor Protection Corporation for balances up to $500,000.

The clearing firm carries supplemental insurance, which results in coverage necessary to cover the remaining net asset value of the account in the event of losses due to theft or fraud. At December 31, 2018, the Company had no uninsured money market account balances.

Significant Clients

As of December 31, 2018, one client represented 59% of outstanding investment management fees receivable.

8. **Defined Contribution Plan**

The Company maintains a qualified safe-harbor match 401(k) plan. The safe-harbor contribution is 3% of eligible employee compensation. The matching contribution is discretionary and is determined annually by management within Federal tax limits.

Continued

9. Related Party Transactions

The sole Member of the Company acts as Trustee for one of the Company's clients, which qualifies as a related party relationship under U.S. GAAP. The Company has an agreement with the client (a Trust) to manage the Trust's assets for a fee.

10. Subsequent Events

The Company evaluated subsequent events for recognition and disclosure through February 26, 2019, the date which these financial statements were issued. No material subsequent events have occurred through February 26, 2019 that would require recognition or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

BPM

600 California Street, Suite 600, San Francisco, CA 94108

Phone (415) 421-5757 **Fax** (415) 288-6288 **Email** bpm@bpmcpa.com **Web** bpmcpa.com

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Relevant Wealth Advisors, LLC

We have reviewed management's statements, included in the accompanying management assertion letter, in which (1) Relevant Wealth Advisors, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that Relevant Wealth Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BPM LLP

BPM LLP
San Francisco, California
February 26, 2019

RELEVANT
WEALTH ADVISORS

February 26, 2019

Relevant Wealth Advisors, LLC
2 Belvedere Place, Suite 350
Mill Valley, CA 94941

To BPM LLP:

Relevant Wealth Advisors, LLC (the "Company") is exempt from the requirements of SEC Rule 15c3-3(k) under the provisions of paragraph (K)(2)(ii) thereunder. The Company has met the requirements of the provisions of paragraph (2)(ii), without exception, since it commenced operations, including during the entirety of the fiscal year ended December 31, 2018, without any exceptions.

Sincerely,

Bruce Raabe, President

RELEVANT WEALTH ADVISORS, LLC
(SEC ID. No. 8-14903)

FINANCIAL STATEMENT AND
SUPPLEMENTARY INFORMATION

December 31, 2018

PUBLIC DOCUMENT

* * * * *

STATE OF CALIFORNIA -DEPARTMENT OF BUSINESS OVERSIGHT
VERIFICATION FORM
DBO - 260.241.2(b) (Rev. 7-13)

TO THE COMMISSIONER OF BUSINESS OVERSIGHT OF THE STATE OF CALIFORNIA

VERIFICATION FORM PURSUANT TO CALIFORNIA CODE OF REGULATIONS RULE 260.241.2(b)

(Executed WITHIN or WITHOUT of the State of California)

I, Bruce Raabe, declare under penalty of perjury under the laws of the State of California that I have read the annexed financial report and supporting schedules and know the contents thereof to be true and correct to my best knowledge and belief; and neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 26 day of February 2018 at

Mill Valley CA

City State

(Signature of person signing report)

Managing Member

(Title of person signing report)

Relevant Wealth Advisors, LLC 199919410042

(Name of Licensee) (File Number)

INSTRUCTIONS:

If the broker-dealer or investment adviser is a sole proprietorship, the verification shall be made by the proprietor; if a partnership, by a general partner; or if a corporation, by a duly authorized officer.